CMGI, INC.

1100 Winter Street, Suite 4600

Waltham, Massachusetts 02451

March 14, 2005

VIA EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	CMGI, Inc.

Form 10-K for fiscal year ended July 31, 2004

Filed October 14, 2004

Form 8-K filed August 2, 2004

File No. 000-23262

Ladies and Gentlemen:

On January 28, 2005, CMGI, Inc. (the “Company”) provided responses to the comments of the Staff of the Securities and Exchange Commission, as set forth in your letter dated December 14, 2004 to Mr. Joseph C. Lawler, the Company’s President and Chief Executive Officer. On March 4, 2005, the Company submitted a revised response to the Staff’s Comment No. 19, pursuant to a telephone conversation on February 28, 2005 between Thomas Oberdorf and David Riley of the Company and Alonso Rodriguez of the Staff. On March 7, 2005, a telephone conversation between Mr. Oberdorf and Ted Yu of the Staff resulted in a further comment from the Staff on the Company’s response to the Staff’s Comment No. 1. Mr. Yu provided such further comment via email to Mr. Oberdorf on March 7, 2005. Set forth below is the Company’s response to the Staff’s further comment.

The Company acknowledges that the adequacy and accuracy of the disclosure in the filings listed above is the responsibility of the Company. The Company also acknowledges that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings. Finally, the Company acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further Comment 1. We note the proposed revisions made in response to our prior comment #1. Given that management uses the non-GAAP operating income (loss) to measure operating performance and such measure will be included in the Overview section, please address the following comments in your future filings:

•	Please revise the Overview disclosure of the non-GAAP operating income (loss) to comply with the requirements of Item 10(e) of Regulation S-K, such as the equally-prominent inclusion of the most directly comparable GAAP financial measure, a quantitative reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure, and an explanation of why the non-GAAP financial measure is useful to investors.

•	Because your proposed disclosure indicates that non-GAAP operating income (loss) is a measure of operating performance, you must reconcile it to the most closely comparable GAAP measure of operating performance: net income (loss), not operating income (loss).

•	Because your proposed disclosure indicates that non-GAAP operating income (loss) is a measure of operating performance, it is generally not appropriate to exclude recurring charges, such as amortization of intangible assets and stock-based compensation. Refer to Item 10(e) of Regulation S-K and Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. If you present a non-GAAP measure that excludes recurring charges, you must provide detailed disclosure why management believes a performance measure that excludes these recurring charges is useful. Your discussion should, at a minimum, disclose the following:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate the business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss); and

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure.

Response:

The Company has considered the Staff’s comment and reviewed Item 10(e) of Regulation S-K and the Frequently Asked Questions document on non-GAAP measures. Based on this review, the Company has concluded that the metric that it refers to as “non-GAAP operating income” is not a non-GAAP financial measure under Regulation G and Item 10(e) of Regulation S-K, since in our SEC filings it is only used in segment information presented in conformity with FASB Statement 131 (See Frequently Asked Questions, Question 18, at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.).

The Company proposes to revise its Overview disclosure to clarify its usage of “non-GAAP operating income” as a measure of the operating performance of its segments, with a cross reference to the FASB Statement 131-required information in the footnotes to the Company’s consolidated financial statements, as suggested by Frequently Asked Questions, Question 19.

Accordingly, the relevant paragraph in our Quarterly Report on Form 10-Q, to be filed with the Commission on March 14, 2005, will read as follows:

“Management evaluates operating performance based on net revenue, operating income/(loss), and net income/(loss), and, across its segments, on the basis of “non-GAAP operating income/(loss),” which is defined as the operating income/(loss) excluding net charges related to depreciation, long-lived asset impairment, restructuring, and amortization of intangible assets and stock-based compensation. See Note J of Notes to Condensed Consolidated Financial Statements (unaudited) for segment information, including the required reconciliation.”

If you have any questions with regard to the foregoing response or need further information, please contact the undersigned at (781) 663-5022.

Very truly yours,

/s/    Thomas Oberdorf

Thomas Oberdorf

cc:	Larry Spirgel

Alonso Rodriguez

Ivette Leon

Ted Yu

(Securities and Exchange Commission)

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